EXHIBIT 99.1

Intellipharmaceutics Announces Settlement for Its Generic Version of Effexor XR(R)

TORONTO, June 21, 2011 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I) today announced that Intellipharmaceutics and Wyeth LLC, a wholly owned subsidiary of Pfizer Inc., have settled the patent infringement litigation in the United States District Court for the Southern District of New York, relating to Intellipharmaceutics' generic version of Effexor XR® (venlafaxine hydrochloride extended release) capsules. Under the terms and conditions of the Settlement Agreement, Intellipharmaceutics has been granted a non-exclusive license to the patents in suit that will permit Intellipharmaceutics to launch a generic of Effexor XR® in the United States following U.S. Food and Drug Administration approval of this product. There can be no assurance of such approval of any product of Intellipharmaceutics.

According to Wolters Kluwer Health, sales of Effexor XR® and generic versions of Effexor XR® in the U.S. were approximately $2.8 billion for the 12 months ending May 2011.

"We are very pleased with the settlement of the litigation relating to our generic version of Effexor XR®, as this removes a significant barrier to the commercial launch of our generic product upon FDA approval," commented Dr. Isa Odidi, CEO of Intellipharmaceutics. "With five products awaiting FDA approval, we continue to work aggressively to both advance and expand the number of products in our portfolio."

For further information please contact: John Allport, VP Legal Affairs, Intellipharmaceutics International Inc., 30 Worcester Road, Toronto, Ontario, M9W 5X2, Tel: (416) 798-3001 Ext. 104, Fax: (416) 798-3007.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel or generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of products in various stages of development, including five ANDAs filed with the FDA, in therapeutic areas that include neurology, cardiovascular, GIT, pain and infection.

The Intellipharmaceutics International Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6957

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements regarding the Company's plans and milestones, status of development or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing , the timing of our programs to research, develop and commercialize our products, the timing and costs of obtaining regulatory approvals, our estimates regarding our capital requirements and future revenues, the timing and amount of investment tax credits, and other risks detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S. Additional risks and uncertainties relating to IPC and our business can be found in the "Risk Factors" section of our annual information form dated February 28, 2011 and Form 20-F for the year ended November 30, 2010, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:  Glenn Neumann
          Director of Investor Relations
          416-798-3001 x123
          investors@intellipharmaceutics.com